Exhibit 24(b)(4.25):  Endorsement E-SUNYDB-15

Voya Retirement Insurance and Annuity Company

ENDORSEMENT

The Contract and the Certificate are endorsed as outlined below.

Section 3.11 Sum Payable at Death (Before Annuity Payments Start), and Section 3.06 Market Value Adjustment are amended as follows:

1.	Delete the section entitled Sum Payable at Death (Before Annuity Payments Start), and replace with the following.

(I)	The Company will pay any portion of the Individual Account(s) Current Value to the beneficiary when:

(a)	The Participant dies before Annuity payments start; and
(b)	The certified copy of the death certificate and a completed and signed election form is submitted to our Service Center.

(II)

A guaranteed death benefit is available if the beneficiary requests either a lump-sum payment or an Annuity option within six months of the Participant's death. In the case of a spousal beneficiary, a guaranteed death benefit is also available upon re-registration of the account in the spousal beneficiary's name if a guaranteed death benefit amount, as described in (a) below, was not paid on the Participant's death.

For each Individual Account, the death benefit is guaranteed to be the greater of:

(a)	The sum of all Net Purchase Payment(s) to the Individual Account, adjusted dollar for dollar for amount(s) surrendered, taken as a loan or applied to an income phase payment option; or
(b)

The Current Value of the Individual Account, minus any outstanding loan balance, plus aggregate positive MVA, as applicable, on the date the notice of death and the request for payment are received in good order at our Service Center.

For Individual Accounts established on or after February 1, 2004, the following language is hereby substituted for (II)(a) above if it would result in a higher death benefit for the Participant.

The amount payable above to the beneficiary in (II)(a) is initially equal to the first Net Purchase Payment. This amount is then adjusted upon each subsequent Net Purchase Payment, loan repayment, partial surrender, or for any amount taken as a loan or any amount applied to an income phase payment option. The adjustment for subsequent Net Purchase Payments and loan repayments made will be dollar for dollar. The adjustment for amounts surrendered, taken as a loan or applied to an income phase payment option will be proportionate, reducing the sum of all Net Purchase Payments made in the same proportion that the Current Value, minus any outstanding loan balance, was reduced on the date of the partial surrender, loan or application to an income phase payment option.

(III)

If the amount of the death benefit in (II)(a) (under the applicable calculation method of the two methods described above) is greater than the amount in (II)(b), the Company will deposit to the Contract the amount by which the death benefit exceeds the Current Value, minus any outstanding loan balance. The amount paid to the beneficiary will equal the Current Value, minus any outstanding loan balance, on the date the payment request is processed. The amount paid to the beneficiary may be more or less than the amount of the death benefit determined in (II)(a) when the notice of death was received.

If the beneficiary requests payment of the death benefit in a form other than a lump sum or Annuity payments, and/or more than six months following the date of the Participant's death, the amount of the death benefit is equal to the Individual Account Current Value, minus any outstanding loan balance on the date the Company receives notice of death and a request for payment in good order at our Service Center. Amounts in the GA Account paid in connection with this Sum Payable at Death Provision will be subject to an aggregate MVA only if it is positive, as described in the section entitled Market Value Adjustment (MVA).

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If the Participant dies before distributions begin in accordance with the provisions of Code Section 401(a)(9), the entire value of the Individual Account must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of the Participant's death. Alternatively, if the Participant has a designated beneficiary, payments may be made over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary provided distribution to a non-spouse beneficiary begins by December 31 of the calendar year following the calendar year of the Participant's death. If the beneficiary is the Participant's spouse, the distribution is not required to begin earlier than December 31 of the calendar year in which the Participant would have attained age 70 1/2, or such later date as may be allowed under Federal law or regulations.

If the Participant dies after distributions begin in accordance with the provisions of Code Section 401(a)(9), payments to the beneficiary must be made at least as rapidly as the method of distribution in effect at the time of the Participant's death or such other method of distribution as may be allowed under Federal law or regulations.

If no beneficiary exists, the payment will be made to the Participant's estate.

2.

The section Market Value Adjustment is amended to provide that amounts paid in connection with the provision Sum Payable at Death (Before Annuity Payments Start) will be the greater of the aggregate MVA amount or the applicable portion of the Current Value in the GA Account, even if paid more than six months following the Participant's death.

The effective date of this Endorsement is [August 10, 2015], or the effective date of the Contract, if later.

/s/ Alain Karaoglan
President Voya Retirement Insurance and Annuity Company

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